  EXHIBIT 4

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Egalet Corporation, par value $0.001 per share, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of February 2014.

Shionogi & Co., Ltd.

By:	/s/ Shinya Matsuzawa
Name:	Shinya Matsuzawa
Title:	Corporate Officer Vice President Legal Affairs Department

Shionogi Limited

By:	/s/ Takashi Takenoshita
Name:	Takashi Takenoshita
Title:	Chief Executive Officer